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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-60203

ABERCROMBIE & FITCH CO. ASSOCIATE STOCK PURCHASE PLAN

(Exact name of registrant as specified in its charter)
6301 Fitch Path, New Albany, Ohio 43054, (614) 283-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Interests in the Abercrombie & Fitch Co. Associate Stock Purchase Plan

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	*

* Based upon and consistent with SEC Release No. 33-4790 (July 13, 1965), the involvement of Abercrombie & Fitch Co. (the “Company”) in the Abercrombie & Fitch Co. Associate Stock Purchase Plan (the “Plan”) has been and continues to be sufficiently limited so that the Company has not been and will not be considered to be offering or soliciting an offer from the employees (associates) of the Company and its subsidiaries to buy the Registrant’s securities under the Plan.
Pursuant to the requirements of the Securities Exchange Act of 1934, the Abercrombie & Fitch Co. Associate Stock Purchase Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 7, 2011	By:	/s/ Kevin Flatley

Printed Name: Kevin Flatley
Title: Vice President – Compensation and Benefits Abercrombie & Fitch Co.
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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